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                                                                    Exhibit 23.1




                         CONSENT OF INDEPENDENT AUDITORS




THE  BOARD OF DIRECTORS
OCEANIC EXPLORATION COMPANY:


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated May 31, 1995, contains an explanatory paragraph that states that the Company's inability to generate sufficient cash flow to sustain operations and service its debt raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report also contains an explanatory paragraph that states that the Company has commenced legal action in Canada seeking a declaration by the Court that amounts due the Company attributable to its 15% net profit interest in an oil and gas property offshore Greece be calculated based on the terms of a license agreement with the Greek government before a recent amendment. The working interest owner who has the contractual obligation to the Company for its 15% net profits interest has ceased remitting payments to the Company and has filed a counter claim. The ultimate outcome of the litigation can not presently be determined. Accordingly, no provision for any liability or loss that may result upon adjudication has been recognized in the consolidated financial statements.





                                        KPMG PEAT MARWICK LLP


Denver, Colorado
October 3, 1995